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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1


                             Algiers Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    200506103
                                ----------------
                                 (CUSIP Number)


                                 April 26, 2003
                     --------------------------------------
             (Date of Event Which Requires Filing of this Statement



This Amendment No. 1 to Schedule 13G is being filed in accordance with Rule 13d-2. The original Schedule 13G was filed December 21, 1999, pursuant to Rule 13d-1(d).



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                              CUSIP No.: 200506103

1.       NAME OF REPORTING PERSON

         James A. Prestiano

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /

3.        SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

---------               5. SOLE VOTING POWER
NUMBER OF
                           727,500
SHARES
                        6. SHARED VOTING POWER

BENEFICIALLY               -0-

OWNED BY                7. SOLE DISPOSITIVE POWER

EACH                       727,500

REPORTING               8. PERSON SHARED DISPOSITIVE POWER

WITH                       -0-
----------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     727,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%

12.  TYPE OF REPORTING PERSON

     IN





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Item 1.

(A)      Algiers Resources, Inc.

(B)      New York,  New York

Item 2.

(A)      James A. Prestiano
(B)      317 Madison Avenue, Suite 2310
         New York, NY 10017
(C)      U.S.A.
(D)      Common Stock, par value $.001
(E)      CUSIP No.: 200506103

Item 3.

         Not applicable.

Item 4.   Ownership.

          (A) Amount Beneficially owned: 727,500
          (B) Percent of Class: 6.2%
          (C) Number of shares as to which undersigned has:

              (1) Sole power to vote or direct the vote: 727,500
              (2) Shared power to vote or direct the vote: -0-
              (3) Sole power to dispose or to direct the disposition: 727,500
              (4) Shared power to dispose or to direct the disposition: -0-

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 6, 2003


                                               /s/ James A. Prestiano
                                               ----------------------
                                               James A. Prestiano



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).